Exhibit 99.1

Trilogy International Partners Inc. announces sale of New Zealand subsidiary to Voyage Digital (NZ) Limited

BELLEVUE, WA., December 31, 2021 -- Trilogy International Partners Inc. (“Trilogy” or “TIP Inc.”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, and its minority partner Tesbrit BV, today announced that they have entered into a definitive agreement to sell 100% of their equity in Two Degrees Group Limited (“2degrees”) to Voyage Digital (NZ) Limited (“Voyage”), a joint venture between Macquarie Asset Management and Aware Super as owners of Vocus Group Limited. Trilogy owns 73.17% of the equity in 2degrees. It first announced discussions with Macquarie Asset Management and Aware Super and a potential merger of 2degrees with Orcon Group in October 2021.

The implied enterprise value of 2degrees equates to NZ$1.70 Bn (including lease liabilities). This represents an EV/EBITDA multiple of 8.9x based on last twelve months of New Zealand Segment Adjusted EBITDA at September 30, 2021 on a US-GAAP basis and using an implied enterprise value of NZ$1.58 Bn excluding lease liabilities. On a cash free debt free basis, the purchase price for 100% of 2degrees shares (including employee options that will convert into shares in connection with the sale) represents an equity value of NZ$1.315 Bn, subject to potential adjustments at closing for specific costs or payments by 2degrees between signing and closing.

“Over the past several months we have been focused on strategic initiatives to maximize value for our stakeholders. This transaction crystalizes value for Trilogy shareholders at a valuation which reflects the remarkable accomplishments of our team in New Zealand and runway for future growth,” said Brad Horwitz, President and CEO of Trilogy.

The transaction is subject to required regulatory approvals and the approval of Trilogy’s shareholders.

Trilogy anticipates that closing will take place in the first half of 2022.

Trilogy and 2degrees are being advised by Montarne, and Macquarie Asset Management, Aware Super and Vocus Group Limited are being advised by UBS.

Shareholder Approval and Recommendation of the Board

Under the provisions of the Business Corporations Act (British Columbia), Trilogy’s governing corporate law statute, the sale of all or substantially all of its undertaking requires approval by way of a special resolution, which is a resolution approved by at least two-thirds of the votes cast on the matter at a meeting of shareholders. The special meeting of common shareholders is currently expected to be held in Q1 2022. SG Enterprises, II LLC (“SG”), Brad Horwitz and Alignvest Management Corporation (“Alignvest”) and certain of its affiliates, have entered into support agreements agreeing to vote their Trilogy common shares in favor of the transaction.

Trilogy’s board of directors, after consultation with management, its financial adviser and its legal advisors and reliance upon a fairness opinion from Grant Samuel and Associates Limited, and as to be more fully described in the management information circular to be filed and mailed to common shareholders in connection with the transaction, has unanimously approved the transaction and determined that it is in the best interests of Trilogy and recommends that common shareholders vote in favor of the transaction.

The Purchase Agreement

Under the terms of the purchase agreement, Voyage will acquire all of the equity interest of 2degrees. In addition to shareholder and regulatory approvals, the closing of the transaction is subject to the receipt of certain third-party consents, as well as a number of other customary conditions, including with respect to the accuracy of the parties’ representations and warranties and material compliance with their respective covenants.

The purchase agreement includes customary non-solicitation provisions subject to certain fiduciary exceptions.

Copies of the purchase agreement and the management information circular to be mailed to common shareholders in connection with the transaction will be filed with Canadian securities regulators and will be available on the SEDAR profile of Trilogy at www.sedar.com. Shareholders are urged to read the management information circular and the other relevant materials when they become available, as such materials will contain important information regarding the transaction.

The Bridge Loan

SG, Brad Horwitz and Alignvest have also committed to provide up to a $10M loan (the “Bridge Loan”) to fund Trilogy’s corporate costs and certain transaction related costs between signing and the expected closing date of the transaction, subject to the approval of the Toronto Stock Exchange.

The entrance into the Bridge Loan constitutes a related-party transaction under Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions ("MI 61-101") due to the participation by certain Trilogy insiders as lenders. The Bridge Loan is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101 as the fair market value of the Bridge Loan does not exceed 25.0% of Trilogy's market capitalization. The material change report in relation to the Bridge Loan will be filed fewer than 21 days before the closing date of the Bridge Loan as Trilogy wishes to complete the Bridge Loan as soon as commercially practical after all required approvals are obtained.

About Trilogy International Partners Inc.
TIP Inc. is the parent company of Trilogy International Partners LLC, a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz.

Trilogy currently provides wireless and fixed broadband communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

Cautionary Statements
This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward–looking statements include, but are not limited to, statements regarding the closing of the transaction, the timing thereof and the Bridge Loan from certain insiders of Trilogy. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this presentation are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: the conditions to closing the above-described transaction will be satisfied, including necessary regulatory and shareholder approvals; consummation of the Bridge Loan; general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties are those that relate to the risk that the conditions to completion of the transaction will not be satisfied; an event, change or other circumstance that could give rise to the termination of the transaction will occur; receipt of required regulatory and shareholder approvals; risks associated with any potential acquisition, investment or merger; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes and public health crises such as the COVID-19 pandemic; foreign exchange and interest rate changes; currency controls; interest rate risk; and risks associated with new laws and regulations.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this presentation, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this presentation. Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this presentation represent our expectations as of the date of this presentation or the date indicated, regardless of the time of delivery of the presentation. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts
Ann Saxton	Erik Mickels
425-458-5900	425-458-5900
Ann.Saxton@trilogy-international.com	Erik.Mickels@trilogy-international.com
Vice President, Investor Relations & Corporate Development	Senior Vice President, Chief Financial Officer

Trilogy Media Contact
Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development

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